GARRETT MOTION, INC.
Clawback Policy

This Clawback Policy (this “Policy”) is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Listing Rule 5608 (the “Listing Standards”) of the Nasdaq Stock Market (“Nasdaq”).
1.Administration
Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
2.Definitions
As used in this Policy, the following definitions shall apply:
A.“Accounting Restatement” means any accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, including, without limitation, any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
B.“Administrator” has the meaning set forth in Section 1 hereof.
C.“Applicable Period” means the three completed fiscal years immediately preceding the earlier of: (i) the date that the Board or applicable Board committee concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
D.“Board” means the Board of Directors of the Company.
E.“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of “executive officer” set forth in Rule 10D-1 and the Listing Standards. This includes the Company’s current or former principal executive officer, president, principal financial officer, chief accounting officer or controller, any vice-president of the Company in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Company, including executive officers of Company subsidiaries or the Company’s parent. The list of Covered Executives as of the Effective Date is set forth on Appendix A, which may be updated from time to time. All Covered Executives are subject to this Policy, even if a Covered Executive had no responsibility for the financial statement errors which required an Accounting Restatement.
F.“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.
G.A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure derived wholly or in part from such financial information (including any non-GAAP measure, stock price and total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.
H.“Incentive-Based Compensation” means any compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, Incentive-Based Compensation does not include: (i) base annual salary, (ii) compensation which is awards based solely on service to the Company (e.g., a time-vested award) or (iii) compensation which is awarded based solely on subjective standards, strategic measures (e.g., completion of a merger) or operational measures (e.g., attainment of a certain market share).
I.Incentive-Based Compensation is “Received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
3.Covered Executives; Incentive-Based Compensation
This Policy applies to Incentive-Based Compensation Received by a Covered Executive (a) after beginning services as a Covered Executive (including compensation derived from an award authorized before the individual is newly hired as a Covered Executive, e.g. inducement grants); (b) if that person served as a Covered Executive at any time during the fiscal period during which the applicable Financial Reporting Measure for such Incentive-Based Compensation (as specified in the terms of the award) is attained; and (c) while the Company had a listed class of securities on a national securities exchange or a national securities association.
4.Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement
In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation Received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period.
5.Erroneously Awarded Compensation: Amount Subject to Recovery
The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation Received by the Covered Executive during the Applicable Period that exceeds the amount of Incentive- Based Compensation that otherwise would have been Received by the Covered Executive had it been determined based on the Accounting Restatement. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of such Incentive-Based Compensation that is deemed to be Erroneously Awarded Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company will maintain and provide to Nasdaq the documentation of the determination of such reasonable estimate. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.
6.Method of Recoupment
The Administrator shall determine, in its sole and absolute discretion, the timing and method for reasonably promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.
If equity-based Incentive Compensation is recoupable under this Policy due to being granted to the Covered Executive (when the accounting results were the reason the equity-based Incentive Compensation was granted) or vested by the Covered Executive (when the accounting results were the reason the equity-based Incentive Compensation was vested), in each case in the Applicable Period, the Company will recoup the excess portion of the equity award that would not have been granted or vested based on the Accounting Restatement, as follows:
•if the equity award is still outstanding, the Covered Executive will forfeit the excess portion of the award;
•if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Covered Executive still holds the Underlying Shares, the Company will recoup the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
•if the Underlying Shares have been sold by the Covered Executive, the Company will recoup the proceeds received by the Covered Executive from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Administrator (of, if composed of independent directors, the Compensation Committee of the Company) has determined that recovery would be impracticable solely for the following reasons, and subject to the following procedural and disclosure requirements:
A.The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide such documentation to Nasdaq; or

B.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
7.No Indemnification of Covered Executives
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy.
8.Administrator Indemnification
Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
9.Effective Date; Retroactive Application
This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is Received by any Covered Executive on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded or granted to a Covered Executive prior to the Effective Date.
10.Amendment; Termination
The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.
11.Other Recoupment Rights; Company Claims
The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.
12.Additional Clawback Required by Section 304 of the Sarbanes-Oxley Act of 2002
In addition to the provisions described above, if the Company is required to prepare an Accounting Restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Company’s Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

A.any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurs) of such financial document; and
B.any profits realized from the sale of securities of the Company during that 12-month period.
13.Crediting of Recouped Amounts
To the extent that this Policy would provide for recoupment of Erroneously Awarded Compensation recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with this Policy (the “Sarbanes-Oxley Clawback Requirements”), and/or any other recoupment obligations (including pursuant to employment agreements, or plan awards), the amount such Covered Executive has already reimbursed the Company shall be credited to the required recovery under this Policy. Recoupment pursuant to this Policy does not preclude recoupment under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Company.
14.Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
15.Exhibit Filing Requirement
A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.